Pricing supplement no. 1183
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 68-I dated February 7, 2007

Registration Statement No. 333-130051
Dated April 18, 2008
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$575,000** **8.75% (equivalent to 17.50% per annum) Reverse Exchangeable Notes due October 23, 2008** **Linked to the Least Performing Common Stock of Bank of America Corporation, Citigroup Inc. and The Goldman Sachs Group, Inc.**

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stocks or than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stocks, be willing to accept the risks of owning equities generally and be willing to lose some or all of their principal if the closing price of one of the Reference Stocks decreases by more than its Protection Amount during the Monitoring Period.
- The notes will pay 8.75% (equivalent to 17.50% per annum) interest during the term of the notes. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the closing price of any Reference Stock has declined from its Initial Share Price by more than its Protection Amount during the Monitoring Period, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 23, 2008†.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stocks:	The common stock of Bank of America Corporation, Citigroup Inc. and The Goldman Sachs Group, Inc. (each such common stock, a "Reference Stock," and together, the "Reference Stocks"). Upon the occurrence of certain corporate events with respect to the issuers of the Reference Stocks, the Reference Stocks may change during the term of the notes. See "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 68-I for further information about changes to the Reference Stocks.
Interest Rate:	**8.75% (equivalent to 17.50% per annum) during the term of the notes**, paid monthly and calculated on a 30/360 basis.
Protection Amount:	For each Reference Stock, an amount that represents **40% of the applicable Initial Share Price of such Reference Stock, subject to adjustments. Please see "The Reference Stocks — Initial Share Prices, Protection Amounts and Physical Delivery Amounts" below for the Protection Amount for each Reference Stock.**
Maturity Date:	October 23, 2008†
Pricing Date:	April 18, 2008
Settlement Date:	On or about April 23, 2008
Observation Date:	October 20, 2008†
CUSIP:	48123MR61
Interest Payment Date:	Interest on the notes will be payable monthly in arrears on the 23rd calendar day of each month (each such date, an "Interest Payment Date"), commencing May 23, 2008, to and including the Interest Payment Date corresponding to the Maturity Date. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Payment at Maturity:	You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity *unless* (a) a Trigger Event has occurred and (b) the Cash Value of the Physical Delivery Amount for the Least Performing Reference Stock is less than $1,000, in which case in lieu of $1,000 in cash you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) for the Least Performing Reference Stock. **The market value of the shares of the Least Performing Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.**
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of any Reference Stock has declined, as compared to that particular Reference Stock's Initial Share Price, by more than that Reference Stock's Protection Amount.
Least Performing Reference Stock:	The Reference Stock with either (i) the greatest percentage decrease between its Initial Share Price and its Final Share Price, as compared to the percentage decreases or increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks, or, (ii) if the Final Share Price of each of the Reference Stocks has appreciated in value as compared to its respective Initial Share Price, the lowest percentage increase between such Reference Stock's Initial Share Price and its Final Share Price, as compared to the percentage increases between the respective Initial Share Prices and Final Share Prices of the other Reference Stocks. The determination of the single Least Performing Reference Stock may be affected by the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	For each Reference Stock, the number of shares of such Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price of such Reference Stock, subject to adjustments. Please see "The Reference Stocks — Initial Share Prices, Protection Amounts and Physical Delivery Amounts" below for the Physical Delivery Amount for each Reference Stock.
Initial Share Price:	For each Reference Stock, the average of the per share price of certain intraday trades on the Pricing Date, as determined by the calculation agent. **Please see "The Reference Stocks — Initial Share Prices, Protection Amounts and Physical Delivery Amounts" below for the Initial Share Price for each Reference Stock.** The Initial Share Price of each Reference Stock is **not** the closing price of that Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments and any Reference Stock issuer may be changed in certain circumstances. Although the calculation agent has established the Initial Share Price of each Reference Stock in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Share Price of each Reference Stock, that might affect the value of your notes. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 68-I for further information about these adjustments.
Final Share Price:	For each Reference Stock, the closing price of such Reference Stock on the Observation Date.

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 68-I.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 68-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$40	$960
Total	$575,000	$20,000	$555,000

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $40.00 per $1,000 principal amount note on $500,000 aggregate principal amount notes sold in this offering and will use a portion of that commission to pay selling concessions to other dealers of $29.00 per $1,000 principal amount note. The concessions of $29.00 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See "Underwriting" beginning on page PS-28 of the accompanying product supplement no. 68-I. JPMSI did not receive any commission or pay any concessions on $75,000 aggregate principal amount of notes not purchased by investors in this offering and described in detail below.

The total aggregate principal amount of notes being offered by this pricing supplement were not purchased by investors in this offering. JPMSI will retain the unsold portion of this offering of $75,000 aggregate principal amount and has agreed to hold such notes for investment for a period of at least 30 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 18, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 68-I dated February 7, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 68-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 68-I dated February 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000405/e26246_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay 8.75% (equivalent to 17.50% per annum) interest during the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS —** The notes offer monthly interest payments at a rate of 8.75% (equivalent to 17.50% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 23rd calendar day of each month (each such date, an "Interest Payment Date"), commencing May 23, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as a Trigger Event does not occur or if the Final Share Price of each Reference Stock has appreciated, as compared to its respective Initial Share Price. However, if a Trigger Event has occurred, you could lose the entire principal amount of your notes.

- **YOUR RETURN AT MATURITY MAY BE BASED ON A REFERENCE STOCK THAT DID NOT EXPERIENCE A DECLINE IN EXCESS OF ITS PROTECTION AMOUNT DURING THE MONITORING PERIOD —** Your return at maturity may not necessarily be based on a Reference Stock that declines by more than its Protection Amount during the Monitoring Period. For example, if a Trigger Event occurs with respect to a Reference Stock and that Reference Stock experiences a significant closing price increase on the Observation Date such that its Final Share Price exceeds its Initial Share Price, your return on the notes will probably not be based on the performance of that Reference Stock. Under these circumstances, if on the Observation Date the Final Share Price of one or more of the remaining two (2) Reference Stocks declines from its respective Initial Share Price, your return on the notes will be based on the Least Performing Reference Stock, which Reference Stock will be different than the Reference Stock that initially declined by more than its Protection Amount. Accordingly, you could lose a portion of your principal amount even if the Least Performing Reference Stock never, at any time during the Monitoring Period, declined by more than its Protection Amount.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 68-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat 16.86% of each coupon payment as interest on the Deposit and the remainder as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 68-I dated February 7, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the **closing price of any Reference Stock** has declined from its Initial Share Price by more than its Protection Amount on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Least Performing Reference Stock or the Cash Value thereof will be less than the principal amount of each note and may be zero. In addition, on the Pricing Date, stock prices generally in the market and stock prices for the Reference Stocks may be significantly higher than historical averages, which could increase the likelihood of subsequent declines in stock prices and of a Trigger Event with respect to one such Reference Stock. Accordingly, you could lose up to the entire principal amount of your notes.

- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES —** If, on any day during the Monitoring Period, the closing price of any Reference Stock declines below its Initial Share Price minus its Protection Amount, you will be fully exposed to any depreciation in the Least Performing Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, if the Cash Value of the Physical Delivery Amount for the Least Performing Reference Stock is less than $1,000, you will receive at maturity for each $1,000 principal amount note a predetermined number of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price of the Least Performing Reference Stock compared to the Initial Share Price of the Least Performing Reference Stock. You will be subject to this potential loss of principal even if the prices of the Reference Stocks subsequently recover such that the Final Share Price of each Reference Stock is above its respective Initial Share Price minus its respective Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF ANY REFERENCE STOCK** — Unless (i) the Final Share Price of any Reference Stock is less than its Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of any Reference Stock has declined, as compared to its Initial Share Price, by more than its Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid interest, regardless of any appreciation in the value of any Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in one or more of the Reference Stocks during the term of the notes.

- **YOU ARE EXPOSED TO THE CLOSING PRICE RISK OF EACH REFERENCE STOCK** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive set interest payments at a rate of 8.75% (equivalent to 17.50% per annum) during the term of the notes and your payment at maturity is contingent upon the performance of each individual Reference Stock such that you will be equally exposed to the risks related to *all* of the Reference Stocks. Poor performance by any one of the Reference Stocks over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by any of the other Reference Stocks.

- **THE REFERENCE STOCKS ARE CONCENTRATED IN A SINGLE INDUSTRY** — Each of the Reference Stocks have been issued by companies whose primary lines of business are directly associated with the financial services industry. Because the value of the notes is determined by the performance of each of the Reference Stocks, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the financial services industry is significantly affected by a number of factors that may either offset or magnify each other, including:
  - general and regional business and economic conditions and liquidity in the financial markets;
  - interest rates, equity prices, commodity prices, inflation and the cost of credit;
  - changes or volatility in capital markets;
  - federal, state and local laws and regulations concerning the financial services industry;
  - competition among companies which engage in financial services;
  - changes in accounting standards;
  - news reports relating to trends, concerns and other issues in the financial services industry; and
  - a variety of economic, financial, political, regulatory or judicial events.

  These or other factors or the absence of such factors could cause a downturn in the financial services industry generally or regionally and could cause the value of some or all of the Reference Stocks to decline during the term of the notes.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LEAST PERFORMING REFERENCE STOCK —** If a Trigger Event occurs, you will lose some or all of your investment in the notes if the Final Share Price **of any Reference Stock** is below its Initial Share Price. This will be true even if (i) the Final Share Price of each of the other two (2) Reference Stocks has appreciated in value compared to its respective Initial Share Price and/or (ii) the sole Reference Stock with a Final Share Price that declined compared to its Initial Share Price was not the same Reference Stock which declined by more than its Protection Amount during the Monitoring Period.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS —** As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of a Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this pricing supplement or in product supplement no. 68-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **THE REFERENCE STOCKS MAY CHANGE FOLLOWING CERTAIN CORPORATE EVENTS —** Following certain corporate events relating to an issuer of a Reference Stock, such as a takeover or a going private transaction, the calculation agent will have the option to replace such Reference Stock with the common stock of a company from among the common stocks of three companies then registered to trade on the New York Stock Exchange or The NASDAQ Stock Market that have the three largest market capitalizations with the same Standard Industrial Classification Code as the issuer of that Reference Stock. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting a successor Reference Stock under "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 68-I.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In the course of this business, we or our affiliates may acquire non-public information about the issuers of the Reference Stocks or the Reference Stocks, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to one or more of the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes. Although the calculation agent has established the Initial Share Price of each Reference Stock in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Share Price of each Reference Stock, that might affect the value of your notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or more of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 68-I.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices for the Least Performing Reference Stock and assuming that the closing price of each Reference Stock did not decline, as compared to its respective Initial Share Price, by more than its respective Protection Amount on any day from the Pricing Date to and including the Observation Date, except as indicated in the column titled "Hypothetical lowest closing price of the common stock of Citigroup Inc. during the Monitoring Period." **The following table assumes that the Least Performing Reference Stock will be the common stock of Citigroup Inc., and that the common stock of Citigroup Inc., will be the least performing Reference Stock at all times during the term of the notes. We make no representation or warranty as to which of the Reference Stocks will be the Least Performing Reference Stock for the purposes of calculating your actual payment at maturity.** In addition, you may receive shares of a Reference Stock at maturity that never experiences a decline from its Initial Share Price in excess of the Protection Amount during the Monitoring Period. The numbers appearing in the table below have been rounded for ease of analysis. For more information see "Selected Purchase Considerations — Your Return at Maturity May Be Based on a Reference Stock That Did Not Experience a Decline in Excess of Its Protection Amount During the Monitoring Period."

For this table of hypothetical payments at maturity, we have also assumed the following:
- the Initial Share Price: $25.20
- the Interest Rate: 8.75% (equivalent to 17.50% per annum)
- the Protection Amount: $10.08

Hypothetical lowest closing price of the common stock of Citigroup Inc, during the Monitoring Period	Hypothetical Final Share Price of the Least Performing Reference Stock (Citigroup Inc,)	Payment at Maturity	Total Value of Payment Received at Maturity*
$25.20	$50.40	$1,000.00	$1,000.00
$12.60	$26.46	$1,000.00	$1,000.00
$25.20	$25.20	$1,000.00	$1,000.00
$15.12	$15.12	$1,000.00	$1,000.00
$12.60	$23.94	39 shares of Citigroup Inc. common stock or the Cash Value thereof	$950.00
$12.60	$12.60	39 shares of Citigroup Inc. common stock or the Cash Value thereof	$500.00
$6.30	$6.30	39 shares of Citigroup Inc. common stock or the Cash Value thereof	$250.00
$0.00	$0.00	39 shares of Citigroup Inc. common stock or the Cash Value thereof	$0.00

* Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: During the Monitoring Period, none of the Reference Stocks close at a price which reflects a decline of more than their respective Protection Amounts. Because Citigroup Inc. is the Least Performing Reference Stock and because its Final Share Price of $50.40 exceeds its Initial Share Price of $25.20, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: During the Monitoring Period, Citigroup Inc. was the first Reference Stock to close at a level below its Initial Share Price minus the Protection Amount. On the Observation Date, Citigroup Inc. still the Least Performing Reference Stock, recovers to a Final Share Price of $26.46. Because the Final Share Price of the Least Performing Reference Stock is above its Initial Share Price, you will receive $1,000 per $1,000 principal amount note at maturity even though a Trigger Event occurred.

Example 3: During the Monitoring Period, Citigroup Inc. was the first Reference Stock to close at a level below its Initial Share Price minus the Protection Amount. On the Observation Date, Citigroup Inc. still the Least Performing Reference Stock, recovers to a Final Share Price of $23.94. Because at least one of the Reference Stocks had a closing price that had declined from its Initial Share Price by more than its Protection Amount, and because the Final Share Price of the Least Performing Reference Stock is less than its Initial Share Price, you will receive the Physical Delivery Amount of the Least Performing Reference Stock, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Least Performing Reference Stock is $23.94, the total value of your final payment at maturity, whether in cash or shares of the Least Performing Reference Stock, is $950.00.

Example 4: During the Monitoring Period, Citigroup Inc. was the first Reference Stock to close at a level below its Initial Share Price minus the Protection Amount. On the Observation Date, Citigroup Inc. still the Least Performing Reference Stock, declines further to a Final Share Price of $6.30. Because at least one of the Reference Stocks had a closing price that had declined from its Initial Share Price by more than its Protection Amount, and because the Final Share Price of the Least Performing Reference Stock is less than its Initial Share Price, you will receive the Physical Delivery Amount of the Least Performing Reference Stock, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Least Performing Reference Stock is $6.30, the total value of your final payment at maturity, whether in cash or shares of the Least Performing Reference Stock, is $250.00.

Regardless of the performance of the Least Performing Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $87.50 over the term of the notes. The actual number of shares of each Reference Stock or the Cash Value thereof you may receive at maturity and the actual Protection Amount of each Reference Stock may be more or less than the amounts displayed in the hypothetical examples and the chart above and will depend in part on the Initial Share Price of each Reference Stock as determined on the Pricing Date.

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. The Reference Stocks may be modified in the case of certain corporate events. See "The Reference Stocks" beginning on page PS-14 of the accompanying product supplement no. 68-I for more information.

Initial Share Prices, Protection Amounts and Physical Delivery Amounts

The table below sets forth the four issuers of the Reference Stocks, as well as the ticker symbol for each Reference Stock and the U.S. exchange on which each Reference Stock is listed. See "General Terms of Notes — Anti-dilution Adjustments."

The table below indicates the Initial Share Price, Protection Amount and Physical Delivery Amount for each Reference Stock, in each case subject to adjustments.

Ticker Symbol	Issuer	Exchange	Initial Share Price	Protection Amount	Physical Delivery Amount
BAC	Bank of America Corporation	NYSE	$38.56	$15.424	25.9336
C	Citigroup Inc.	NYSE	$25.11	$10.044	39.8248
GS	The Goldman Sachs Group, Inc.	NYSE	$179.93	$71.972	5.5577

Historical Information of the Reference Stocks

The graphs contained in this pricing supplement set forth the historical performance of each Reference Stock based on the weekly closing price (in U.S. dollars) of that Reference Stock from January 3, 2003 through April 18, 2008. We obtained the closing prices and other market information in this pricing supplement from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since the commencement of trading of each Reference Stock, the price of such Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Bank of America Corporation ("Bank of America")

According to its publicly available filings with the SEC, Bank of America provides a diversified range of banking and non-banking financial services and products domestically and internationally. The common stock of Bank of America, par value $.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Bank of America in the accompanying product supplement no. 68-I. Bank of America's SEC file number is 001-06523.

Historical Information of the Common Stock of Bank of America

The following graph sets forth the historical performance of the common stock of Bank of America based on the weekly closing price (in U.S. dollars) of the common stock of Bank of America from January 3, 2003 through April 18, 2008. The closing price of the common stock of Bank of America on April 18, 2008 was $38.56.



Citigroup Inc. ("Citigroup")

According to its publicly available filings with the SEC, Citigroup is a diversified global financial services holding company whose businesses provides a broad range of financial services to consumer and corporate customers. The common stock of Citigroup, par value $.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Citigroup in the accompanying product supplement no. 68-I. Citigroup's SEC file number is 001-09924.

Historical Information of the Common Stock of Citigroup

The following graph sets forth the historical performance of the common stock of Citigroup based on the weekly closing price (in U.S. dollars) of the common stock of Citigroup from January 3, 2003 through April 18, 2008. The closing price of the common stock of Citigroup on April 18, 2008 was $25.11.



The Goldman Sachs Group, Inc. ("Goldman Sachs")

According to its publicly available filings with the SEC, Goldman Sachs is a global investment banking, securities and investment management firm that provides a range of services worldwide to a diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. The common stock of Goldman Sachs, par value $.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Goldman Sachs in the accompanying product supplement no. 68-I. Goldman Sachs' SEC file number is 001-14965.

Historical Information of the Common Stock of Goldman Sachs

The following graph sets forth the historical performance of the common stock of Goldman Sachs based on the weekly closing price (in U.S. dollars) of the common stock of Goldman Sachs from January 3, 2003 through April 18, 2008. The closing price of the common stock of Goldman Sachs on April 18, 2008 was $179.93.

